# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

## FORM C/A

## UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
   ☑ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

*Name of issuer*
Event Hollow, Inc.

*Legal status of issuer*

    *Form*
    C-Corporation

    *Jurisdiction of Incorporation/Organization*
    Delaware

    *Date of organization*
    December 5, 2018

*Physical address of issuer*
812 Ibis Drive, Oakley, CA 94561, US

*Website of issuer*
https://www.eventhollow.com/

*Name of intermediary through which the offering will be conducted*
OpenDeal Portal LLC dba "Republic"

*CIK number of intermediary*
0001751525

*SEC file number of intermediary*
007-00167

*CRD number, if applicable, of intermediary*
283874

*Name of qualified third party "Escrow Agent" which the Offering will utilize*
Prime Trust, LLC

*Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the* *filing, for conducting the offering, including the amount of referral and any other fees associated with the offering*

The issuer shall pay to the Intermediary at the conclusion of the Offering a fee of six percent (6%) of the amount raised in the offering.

*Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest*

The Intermediary will also receive compensation in the form of Securities equal to two percent (2%) of the total number of Securities sold in the Offering.

*Type of security offered*

Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

*Target number of Securities to be offered*

50,000

*Price (or method for determining price)*

$1.00

*Target offering amount*

$50,000.00

*Oversubscriptions accepted:*

☑ Yes

☐ No

*Oversubscriptions will be allocated:*

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: At the Company's discretion

*Maximum offering amount (if different from target offering amount)*

$107,000

*Deadline to reach the target offering amount*

October 1, 2020

**If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

*Current number of employees*

5

|  | Most recent fiscal year-end (2019) | Next most recent fiscal year-end (2018) |
|---|---|---|
| Total Assets | $3,397 | $2,805 |
| Cash & Cash Equivalents | $2,047 | $2,805 |
| Accounts Receivable | $0 | $0 |
| Short-term Debt | $0 | $0 |
| Long-term Debt | $0 | $0 |
| Revenues/Sales | $32,918 | $0 |
| Cost of Sales | 1,547 | $0 |
| Taxes Paid | $0 | $0 |
| Net Income | $(29,408) | $(182,938) |

***The jurisdictions in which the issuer intends to offer the Securities:***

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDCITION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

# SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Jennifer Edmon
_____
(Signature)

Jennifer Edmon
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jennifer Edmon
_____
(Signature)

Jennifer Edmon
_____
(Name)

Director
_____
(Title)

April 28, 2020
_____
(Date)

*Instructions.*

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

## EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: Form of Security
EXHIBIT F: Video Transcript

**EXHIBIT A**
**OFFERING MEMORANDUM PART II OF OFFERING STATEMENT**
**(EXHIBIT A TO FORM C/A)**

SUMMARY ............................................................................................................................................10
    The Business ....................................................................................................................................10
    The Offering......................................................................................................................................10
RISK FACTORS ..................................................................................................................................12
    Risks Related to the Company's Business and Industry ..................................................................12
    Risks Related to the Securities ........................................................................................................15
BUSINESS ............................................................................................................................................18
    Description of the Business..............................................................................................................18
    Business Plan ..................................................................................................................................18
    The Company's Products and/or Services ......................................................................................18
    Product / Service ............................................................................................................................19
    Description .......................................................................................................................................19
    Current Market................................................................................................................................19
    Competition......................................................................................................................................19
    Customer Base ................................................................................................................................19
    Supply Chain...................................................................................................................................20
    Intellectual Property .......................................................................................................................20
    Governmental/Regulatory Approval and Compliance....................................................................20
    Litigation ........................................................................................................................................20
USE OF PROCEEDS ............................................................................................................................20
DIRECTORS, OFFICERS, AND MANAGERS ..................................................................................21
CAPITALIZATION AND OWNERSHIP ............................................................................................22
    Capitalization ..................................................................................................................................22
    Ownership .......................................................................................................................................25
    Operations .......................................................................................................................................25
    Liquidity and Capital Resources.....................................................................................................25
    Capital Expenditures and Other Obligations..................................................................................25
    Material Changes and Other Information .......................................................................................26
    Trends and Uncertainties.................................................................................................................26
THE OFFERING AND THE SECURITIES .........................................................................................27
    The Offering.....................................................................................................................................27
    The Securities...................................................................................................................................28
    Voting and Control...........................................................................................................................30
    Anti-Dilution Rights.........................................................................................................................30
    Restrictions on Transfer ..................................................................................................................30

TAX MATTERS ............................................................................................................................31

**TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST** ...........................31

    EXHIBIT B ............................................................................................................................33

    EXHIBIT C ............................................................................................................................36

    EXHIBIT D ............................................................................................................................37

    EXHIBIT E ............................................................................................................................38

    EXHIBIT F ............................................................................................................................39

    *Video Transcript* ...................................................................................................................39


**April 28, 2020**

**EVENT HOLLOW, INC.**



**Up to $107,000 of Crowd Safe Units of SAFE (Simple Agreement for Future Equity)**


Event Hollow, Inc. ("**Event Hollow**", the "**Company**," "**we**," "**us**", or "**our**"), is offering up to $107,000 worth of Crowd Safe Units of SAFE (Simple Agreement for Future Equity) of the Company (the "**Securities**"). The minimum target offering amount is $50,000.00 (the "**Target Offering Amount**"). The Company intends to raise at least the Target Offering Amount and up to $107,000.00 (the "**Maximum Offering Amount**") from Investors in the offering of Securities described in this Form C/A (this "**Offering**"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Offering Amount by October 1, 2020 ("**Offering Deadline**"). Unless the Company raises at least the Target Offering Amount under this Offering by the Offering Deadline, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by an Investor and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.**

**This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties**

that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**Bad Actor Disclosure**
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

**Ongoing Reporting**
Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.eventhollow.com/.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

**Updates**
Updates on the status of this Offering may be found at: https://www.republic co/event-hollow

**About this Form C/A**

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

## SUMMARY

**The Business**
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

Event Hollow, Inc. is a Delaware corporation, incorporated/formed on December 5, 2018.

The Company is located at 812 Ibis Drive, Oakley, CA 94561, US.

The Company's website is https://www.eventhollow.com/.

The Company conducts business in San Francisco.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/event-hollow and is attached as Exhibit D to the Form C/A of which this Offering Memorandum forms a part.

**The Offering**

| | |
|---|---|
| **Minimum amount of Units of Crowd SAFEs being offered** | $50,000 |
| **Total Units of Crowd SAFEs (outstanding after Offering if Target Offering Amount met** | 50,000* |
| **Maximum amount of Units of Crowd SAFEs being offered** | 107,000 |

| | |
|---|---|
| **Total Units of Crowd SAFEs outstanding after Offering if Maximum Offering Amount met** | 107,000* |
| **Purchase price per Security** | 1.00 per Unit |
| **Minimum Individual Purchase Amount** | $100+ |
| **Offering deadline** | October 1, 2020 |
| **Use of proceeds** | See the description of the use of proceeds on page 20 hereof. |
| **Voting Rights** | See the description of the voting rights on page 30. |

*The total number of Crowd SAFEs outstanding is subject to increase in an amount equal to the Intermediary's fee of 2% of the Securities issued in this Offering.

+ The company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative Minimum Individual Purchase Amounts to participating Investors in such programs without notice.

The Offering is being made through the Intermediary's portal. At the conclusion of the Offering, the issuer will pay a fee of 6.0% of the amount raised in the Offering to the Intermediary. The Intermediary will also be entitled to receive 2.0% of the Securities being issued in this Offering.

| | **Price to Investors** | **Service Fees and Commissions (1)(2)** | **Net Proceeds** |
|---|---|---|---|
| **Minimum Individual Purchase Amount (3)** | $100.00 | $6.00 | $94.00 |
| **Aggregate Target Offering Amount** | $50,000.00 | $3,000.00 | $47,000.00 |
| **Aggregate Maximum Offering Amount** | $107,00.00 | $6,4200.00 | $105,800.00 |

(1)     This excludes fees to Company's advisors, such as attorneys and accountants.
(2)     The Intermediary will receive 2.0% of the Securities being issued in this Offering in connection with the Offering.
(3)     The company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative Minimum Individual Purchase amounts to participating Investors in such programs without notice.

**RISK FACTORS**

*The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.*

**Risks Related to the Company's Business and Industry**

*Our operating results may fluctuate, are difficult to predict and could fall below expectations.*
Our operating and financial results have fluctuated significantly during our operating history and may continue to fluctuate significantly as a result of a variety of factors, many of which are outside of our control. These factors include:
- the amount of marriages;
- the level of online usage and traffic on our website;
- the addition or loss of vendors;
- the amount and timing of capital expenditures and other costs relating to the expansion of our operations;
- the introduction of new sites and services by us or our competitors;
- changes in our pricing policies or the pricing policies of our competitors;
- seasonal trends; and
- general economic conditions, as well as economic conditions specific to the Internet, online and offline media and transactions.

We cannot assure you that we will be able to meet rapidly changing vendor and consumer demands for content, products and user engagement in a timely manner, if at all, even if we are successful in enhancing and upgrading our digital properties (including our website) in response to advances in technology and evolving preferences. If the number of visitors to our website stagnates or declines, we may not be able to create or maintain sufficient vendor interest in our digital platforms. Even if we are successful in driving consumer traffic to our digital properties and vendors are sensitive to general economic conditions and reductions in consumer spending, among other events and trends, which could result in lower transactions revenue and reduced advertising expenditures. We cannot assure you that our current vendors will fulfill their obligations under existing contracts or enter into any additional contracts with us. Our revenue could also decline as a result of pricing pressures due to industry developments, such as the fragmentation of digital media. If we are unable to effectively monetize our digital properties, our business, results of operations, financial condition and prospects could be materially and adversely affected.

Historically, we have not generated income and we may be unable to become profitable. If we have a shortfall in revenue or if operating expenses exceed our expectations or cannot be adjusted accordingly, then our results of operations could be materially and adversely affected. Failure to achieve or maintain profitability may materially and adversely affect our business, results of operations and financial condition.

*The Company's business is dependent on third party participants, whose lack of performance could adversely affect our results of operations.*
A growing portion of our revenue is from transactions. Our transactions revenue is dependent on third parties' participation in our transactions programs, and the success of those partners and vendors. We are dependent on our retail partners to manage competitive pressures, and to the extent they are unable to do so, we may experience lower revenue, which could materially and adversely affect our results of operations. Such businesses are also dependent on our partners keeping their respective websites and other digital properties operational, as well as on the visitors who use those sites. Any decline in traffic or

technical difficulties experienced by these websites or mobile devices may negatively affect our results of operations.

The fulfillment and delivery of products purchased by customers are processed and delivered by our third-party partners. As a result, we are dependent on our partners to manage inventory, process orders and distribute products to our customers in a timely manner. We also rely on information provided by these partners to update and integrate information daily. If our partners experience problems with customer fulfillment or inventory management, or if we cannot integrate our processes with those of our partners, our business, results of operations and financial condition would be harmed.

In addition, our partners are highly dependent on the health of the U.S. or foreign economies and many are further dependent on local economic conditions in the states or countries in which they primarily conduct their businesses. Deterioration in macroeconomic conditions and consumer confidence that negatively impacts our partners' businesses could result in lower revenue to our business, which could materially and adversely affect our results of operations.

***The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.***
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

***The Company has the right to limit individual Investors commitment amount based on the Company's determination of an Investor's sophistication.***
The Company may prevent Investors from committing more than a certain amount to this Offering based on the Company's belief of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

***The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.***
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

***Our business could be negatively impacted by cyber security threats, attacks and other disruptions.***

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any

security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

***The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.***
You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

***Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.***
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

***The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.***
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

***The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.***
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may

prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

***The Company has the right to conduct multiple closings during the Offering.***
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

**Risks Related to the Securities**

***The Units of SAFE will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.***
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of SAFE. Because the Units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Units of SAFE may also adversely affect the price that you might be able to obtain for the Units of SAFE in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

***Investors will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.***
Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Investors are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

***Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.***
Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of

the Series B Preferred Shareholders vote. Thus, Investors will never be able to freely vote upon any manager or other matters of the Company.

***Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.***
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C/A and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

***Investors will be unable to declare the Security in "default" and demand repayment.***
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

***The Company may never elect to convert the Securities or undergo a liquidity event.***
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions. The Company may pay dividends to its existing and future holders of capital stock without triggering the SAFE or incurring additional liabilities or obligations to Purchasers.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

***Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.***
Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

***Equity securities issued upon conversion of company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.***
Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE purchasers upon their conversion of Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

***There is no present market for the Securities and we have arbitrarily set the price.***
The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

***In a dissolution or bankruptcy of the Company, Investors will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.***
In a dissolution or bankruptcy of the Company, Investors of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Investors will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Share Securities or SAFE Preferred Securities, the Investors will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE nor holders of CF Shadow Share Securities nor SAFE Preferred Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

***While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.***
In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential purchasers should not assume that they are guaranteed a return of their investment amount.

***While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.***
Upon the occurrence of certain events, as provided in the Crowd SAFE agreement, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Crowd SAFE agreement, this right cannot be guaranteed if the Company does not have sufficient

liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

***There is no guarantee of a return on an Investor's investment.***
There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read this Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

*Legal Matters*
Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

*Additional Information*
The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

**THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PROSPECTIVE INVESTOR CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.**

BUSINESS

**Description of the Business**
The Company has solved the burdensome contracting process for wedding vendors and engaged couples alike. In doing so, the two-sided marketplace solved the pricing transparency problem, streamlined the payment process and created the first wedding financing online. We've curated the best wedding vendors, we've standardized and published all prices and enabled engaged couples to manage all of their vendor-bookings in one place, with one contract, in potentially 1 hour.

**Business Plan**
We plan to (i) increase our vendor network from 300 to 600 by August 2020, (ii) to grow our userbase to 3000 users and close over 300 transactions by year's end, (iii) develop and release V2 of our platform, (iv) build out the vendors' front-end profile control, (v) develop our locator algorithm, (vi) and expand our reach to the rest of California. This will put us on track to expand to major cities within 2 years and reach profitability.

**The Company's Products and/or Services**

| Product / Service | Description | Current Market |
|---|---|---|
| Photographers | Photography Service Packages | |
| Wedding Planners & Day-of Coordinators | Wedding Planning, Coordination and Design Service Packages | |
| Videographers | Videography Service Packages | |
| Floral Design | Floral Design Packages | |
| DJs (Disc Jockeys) | DJ Service Packages | |
| Bar Services (Bartenders) | Bartending Service Packages | |
| Beauty: Hair and Makeup Artists | Beauty Service Packages | |
| Cakes | Wedding Cake Packages | Newly engaged couples in the early to intermediate stages of organizing their weddings; Millennials and Gen Z who live in the San Francisco Bay Area |
| Calligraphy | Calligraphy Service Packages | |
| Catering | Catering Service Packages | |
| Dessert | Dessert Packages | |
| Invitation Design | Invitation Design Service Packages | |
| Live Music | Bands, Solo Musicians and Ensembles Packages | |
| Officiants | Officiants Service Packages | |
| Photo booth | Photo booth Service Packages | |
| Wedding | Wedding Signage Packages | |

**Competition**
Our primary competitors include The Knot, Zola, Honeybook, Gigmasters, Here Comes the Guide and even Yelp. All of these provide enable couples planning their weddings to either identify local vendors or plan some element of their wedding. For example, The Knot, enables couples to search thousands of local wedding vendors and reach out to request proposals, check availability and learn more about each vendor's offerings. Prices, packages, and availability are not published on The Knot. Zola is mostly known for their comprehensive wedding registry tool. However they do provide productivity tools both for wedding vendors and couples. Gigmasters is often where couples can find more of the performance-based wedding services like DJs and bands. None of the above provides the option to purchase wedding services in an e-commerce user flow. The Company has found a niche as the first wedding booking site to enable our customers (engaged couples) to purchase multiple wedding vendors' services on our marketplace platform. To make that possible, we've curated high-quality wedding vendors, that we've personally worked with. We've also productized these wedding services and designed a standardized pricing model that can be customized. Unlike our competitors that provide thousands of wedding vendor options, we've chosen the best and using an intelligent pairing algorithm to match couples with like-minded vendors based on style.

**Customer Base**

Our target audience is primarily Millennials and Gen Z. For launch, we are focusing on the San Francisco Bay Area and scaling via major cities and wedding destinations. Our customers are newly engaged couples in the early to intermediate stages of organizing their weddings. They are looking to Instagram and Pinterest for inspiration. They are busy and seeking the high-quality eCommerce experience they are used to in virtually every other part of their consumer lives from purchasing a hotel to buying a car. They are seeking a simpler solution than those presented by our competitors without sacrificing on quality.

**Supply Chain**
We don't have physical products. We source our vendors through a vetting process via application or invitation.  They provide their products/services to the client(s).

**Intellectual Property**
The Company currently does not own any trademarks or patents.

**Governmental/Regulatory Approval and Compliance**
The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

**Litigation**
The Company currently is not subject to any litigation or threatened litigation.

**USE OF PROCEEDS**

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

The proceeds remaining after meeting offering expenses will be used as follows:

| Use of Proceeds | % of Target Proceeds Raised | Amount if Target Raised | % of Maximum Proceeds Raised | Amount if Maximum Raised |
|---|---|---|---|---|
| Intermediary Fees | 6% | $3,000 | 6% | $6,420 |
| Social media marketing | 28% | $14,000 | 28% | $29,960 |
| Product Development | 28% | $14,000 | 28% | $29,960 |
| Customer service wedding concierge | 28% | $14,000 | 28% | $29,960 |
| Legal Fees | 4% | $2,000 | 1% | $1,070 |
| Accounting Fees | 6% | $3,000 | 0.5% | $535 |
| Other | 0% | $0 | 8.5% | $9,095 |
| **Total** | **100.00%** | **$50,000** | **100.00%** | **$107,000** |

The Use of Proceeds table is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

**DIRECTORS, OFFICERS, AND MANAGERS**

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|------|------|------|------|
| Jennifer Edmon | Founder & CEO, Director | Event Hollow, Inc. (Mar. 2018 – Present). Founder & CEO, Director.  Leads the team and guides the brand.<br><br>Blue Daphne Events & Floral Design (Jan. 2012 -  Jun.  2019). Owner, Creative Director.  Managed the creative strategy and supervised day-to-day business operations. | Bethany University – Communications, 2007-2011, not completed |
| David Stone-Resneck | Co-Founder, CMO | Event Hollow, Inc. (Apr. 2019 – Present). Manages marketing strategies and content.<br><br>Bay Angels (Oct 2018 - July 2019). Investment Lead. Scouted businesses for investment.<br><br>EmpowerYu (Jan - March 2019). Head of Marketing. Managed marketing strategies and content.<br><br>Mydata.Health (June - Dec 2018). Head of Product & Operations. Managed Operations for tech startup.<br><br>Green Teaspoon (Jan 2017 - Dec2018). COO. Managed Operations for tech startup | RMIT University, Master's Journalism, 2009 |
| Robert Sweeney | CTO | Event Hollow, Inc. (July 2018 - Present). Leads development team in the product build<br><br>Avail (October 2019 - Present). Leads development team in the product build<br><br>Springshot (June - October 2019). Leads development team in the product build<br><br>MedPricer | No |

| | | (August 2018 - May 2019). Leads development team in the product build<br><br>Sophcon<br>(May 2015 - May 2019). Leads development team in the product build | |
|---|---|---|---|
| Joey Bisagno | Chief Design Officer | Event Hollow, Inc.<br>(December 2018 - Present). Leads the team in user experience and product design.<br><br>Robert Half<br>(September 2018 - Present). Leads the team in user experience and product design.<br><br>Wells Fargo<br>(Jan 2014 - Sept 2018). Leads the team in user experience and product design. | Azusa Pacific University, BA Applied Studies, 2017 |
| Danielle Correa | Head of Customer Success | Event Hollow, Inc.<br>(Feb 2018-present). Head of customer service for vendors and couples<br><br>Legion, Inc.<br>(April 2018-Jan 2020). Sales.<br><br>The Club at Ruby Hill<br>(May 2013-April 2018). Catering and Event Venue Management. | CSU Chico, BA Hospitality, 2013 |

### *Indemnification*

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

### *Employees*

The Company currently employs 5 employees.

## CAPITALIZATION AND OWNERSHIP

### Capitalization

The Company has issued the following outstanding securities:

| Type of security | Common Stock |
|---|---|
| **Amount outstanding/Face Value** | 8,437,500 |
| **Voting Rights** | 1 vote per share |
| **Anti-Dilution Rights** | No |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | N/A |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 69.77%* |

| Type of security | SAFEs |
|---|---|
| **Amount outstanding/Face Value** | $687,000.00 |
| **Voting Rights** | No |
| **Anti-Dilution Rights** | No |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | Conversion of the SAFEs into preferred stock will dilute the holders of the Security |
| **Material Terms** | 1. $500,000 financing round in 2019 and 2020 ($3,000,000 valuation cap, 20% discount)+:<br>   a. $150,000, dated March 15, 2020,<br>   b. $15,000, dated February 28, 2020,<br>   c. $50,000, dated February 21, 2020,<br>   d. $15,000, dated Jan. 31, 2020,<br>   e. $20,000, dated August 8, 2019.<br>2. $5,000, dated Sep. 10, 2018, discount 20%;<br>3. $15,000, dated Sept. 10, 2018, discount 20%;<br>4. $150,000,000, dated Aug. 8, 2018, has a $2,500,000 valuation cap;<br>5. $17,000, dated Jun. 20, 2018, discount 20% discount. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 18%* |

+As of the date of this Form C/A, the Company is in the process of closing a $500,000 financing round via SAFEs, out of which $250,000 have been raised.

| Type of security | Options |
|---|---|
| **Amount outstanding/Face Value** | 850,000 |
| **Voting Rights** | No |
| **Anti-Dilution Rights** | No |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | Conversion of the options, if exercised, will dilute the holders of the Security |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 7.03%* |

*The calculation of the percentage ownership is calculated on a fully diluted basis based on the following assumptions:
Pre-money valuation: $6,000,000
For each SAFE, the Pre-money SAFE Company's capitalization: 9,287,500 shares (including 850,000 shares of granted options).

| Type of security | Warrant to Purchase Shares |
|---|---|
| **Amount outstanding/Face Value** | 4% of the Company's common stock vested monthly over an 18-month period in exchange for the mentoring services + |
| **Voting Rights** | No |
| **Anti-Dilution Rights** | No |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | Purchase of the shares pursuant to the warrant will dilute the holders of the Security |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | N/A |

+ The warrant will vest over the 18-month period, with an accelerated rate of vesting of 2 points of the total 4% warrant in the first 6 months and the remaining 2-point balance vesting equally over the remaining 12 months.

The Company has the following debt outstanding:

| Type of debt | Loan |
|---|---|
| **Amount outstanding** | $60,000 |
| **Interest Rate and Amortization Schedule** | N/A |
| **Description of Collateral** | N/A |
| **Other Material Terms** | N/A |
| **Maturity Date** | N/A |

**Ownership**
A majority of the Company is owned by Jennifer Edmon.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Number and type/class of security held | Percentage ownership |
|---|---|---|
| Jennifer Edmon | 7,000,000 shares of common stock | 82.96%+ |

+ calculated on the basis of voting power without taking into consideration options, option pool and SAFEs which as of the date of this Form C/A do not have any voting power.

FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.**

**Operations**
Event Hollow, Inc. (the "**Company**") was incorporated on December 5, 2018 under the laws of the State of Delaware, and is headquartered in San Francisco, California. The Company is the third party platform connecting vendors and consumers, facilitating signatures on the master agreement hosted on our platform.

**Cash and Cash Equivalents**
The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. As of the date of this Form C/A, the Company does not have cash equivalents.

As of the date of this Form C/A, the Company has $150,000 in aggregate cash and cash equivalents, leaving the Company with approximately 6 months of runway.

As of the date of this Form C/A, the Company has an uncollateralized loan (without interest and without maturity date) from Jennifer Edmon, the outstanding amount of such loan is $60,000.00.

The Company has a credit line with no outstanding debt (2 payments in January and February 2019 have been missed but resolved in March 2020).

**Liquidity and Capital Resources**
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

**Capital Expenditures and Other Obligations**
The Company does not intend to make any material capital expenditures in the future.

**Valuation**
The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

**Material Changes and Other Information**
No

**Trends and Uncertainties**
After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Exhibit C for subsequent events and applicable disclosures:

**Previous Offerings of Securities**
We have made the following issuances of securities within the last three years:

| Security Type | Principal Amount of Securities Issued | Amount of Securities Sold | Use of Proceeds | Offering Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Warrant | + | 1 (4% of the Company's common stock) | Operating Expenses, Payroll | August 26, 2019 | Section 4(a)(2) |
| Common stock | $10,000.00 | 1,000,000 shares | Operating Expenses, Payroll | July 29, 2019 | Section 4(a)(2)* |
| Options | + | 4 options (850,000 shares of common stock) | Operating Expenses, Payroll | Aug. 22, 2019 (BOD resolution) January 31, 2020 | Section 4(a)(2) |
| SAFEs | $500,000.00 | 5 SAFEs | Operating Expenses, Payroll | August 8, 2019 (the round is ongoing) | Rule 506(b) under Reg. D |
| SAFEs | $187,000.00 | 4 SAFEs | Operating Expenses, Payroll | June, 2018 | Section 4(a)(2)* |
| Common Stock | $743.75 | 7,437,500 | Operating Expenses, Payroll | December 4, 2018 | Section 4(a)(2) |

*The state exemption used is Sec. 25102(f) under California Corporations Code.
+ No money was received in connection with the issuance of the securities.

**THE OFFERING AND THE SECURITIES**

**The Offering**

The Company is offering up to 107,000 of worth of Crowd Safe Units of SAFE (Simple Agreement for Future Equity) of the Company (the "**Securities**"), under Regulation CF (this "**Offering**") for a total of $107,000 (the "**Maximum Offering Amount**"). The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "**Target Offering Amount**") with oversubscriptions to be allocated at the Company's discretion. The Company must receive commitments from investors in an amount totaling the Target Offering Amount by October 1, 2020 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Offering Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

The Offering is being made through OpenDeal Portal LLC dba Republic, the Intermediary. In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security, indefinitely and nether the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.** Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. **Any investor using a credit card to invest must represent and warrant to not claim fraud or claw back their committed funds to cancel their investment commitment, any cancelled investment commitments must be requested through the Intermediary 48 hours prior to the Offering Deadline or Closing.** The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Offering Amount and providing notice to the Investors. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that an Investor may invest in the Offering is $100.00.

**PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.**

*Commission/Fees*
6.0% of the amount raised

*Stock, Warrants and Other Compensation*
2.0% of the Securities being issued in this Offering.

*Transfer Agent and Registrar*
The Company will act as transfer agent and registrar for the Securities.

**The Securities**
We request that you please review this Form C/A and the Crowd SAFE instrument attached as Exhibit E, in conjunction with the following summary information.

**Authorized Capitalization**
At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of 20,000,000 shares of common stock, par value $0.0001 per share, of which 8,437,500 common shares will be issued and outstanding.

**Not Currently Equity Interests**
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

**Dividends**
The Securities do not entitle the Investors to any dividends.

**Conversion**
Upon each future equity financing of greater than $1,000,000.00 (an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

*Conversion Upon the First Equity Financing*
If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by:

the quotient of $6,000,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the

Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

The price determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

If the Securities are not converted, the more preferable conversion found above will be deemed the first equity financing price "***First Equity Financing Price***".

### *Conversion After the First Equity Financing*
If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

### *Conversion Upon a Liquidity Event Prior to an Equity Financing*
In the case of an initial public offering of the Company ("**IPO**") or Change of Control (see below) (either of these events, a "**Liquidity Event**") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $6,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

### *Conversion Upon a Liquidity Event Following an Equity Financing*
In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

### *Pro-Rata rights*
Certain Investors of the Securities, "Major Investors", will receive pro-rata rights through the Offering, allowing them to avoid dilution in future rounds. Investors that make investments of $25,000 or greater in the Offering will gain the right to continue investing in Company and avoid dilution while others will not.

Major Investors will have the right to participate in new securities offerings unless the securities (i) are issued as a dividend or distribution on outstanding securities, (ii) are issued upon conversion or exercise of outstanding securities, (iii) are issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's Board of Directors, (iv) are issued pursuant to the acquisition of another corporation or its assets by the Company, or (v) up to one million dollars ($1,000,000), of such, are issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

**Dissolution**
If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

**Termination**
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

**Voting and Control**
The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company has stock restriction agreements in place with Jennifer Edmon.

**Anti-Dilution Rights**
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company. For the anti-dilution rights of Major Investors, please see the section titled "***Pro-Rata Rights of Major Investors***", above, and the Crowd SAFE agreement.

**Restrictions on Transfer**
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

## TAX MATTERS

**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.**

**EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.**

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:
Jennifer Edmon, the Company's founder and CEO, lent the Company $60,000.00 via an uncollateralized loan without interest and without maturity date.

## EXHIBIT B
*Disclaimers*

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

## NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

## SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

## NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC (THE "***ESCROW AGENT***") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

### Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

### *Disclaimer of Television, Radio, Podcast and Streaming Presentation*

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

**EXHIBIT C**
*Financials*

I, Jen Edmon, being the founder of Event Hollow, Inc, a Delaware corporation (the "Company"), hereby certify as of this 24th day of April 2020 that:

(i)        the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2018 and December 31, 2019 and the related statements of income (deficit), stockholders' equity and cash flows for the years ended December 31, 2018 and December 31, 2019, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii)       while the Company has not yet filed tax returns for the year ending December 31, 2018 and ending December 31, 2019, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.


Signature:

_____

EVENT HOLLOW, INC.

Unaudited Financial Statements for the

Period March 20, 2018 (Inception) through December 31, 2018

And the Year Ended December 31, 2019


**EVENT HOLLOW, INC.**
**BALANCE SHEET**
**As of December 31, 2019 and 2018**
**(Unaudited)**


| ASSETS | **2019** | | **2018** | |
|---|---|---|---|---|
| Cash and cash equivalents | $ | 2,047 | $ | 2,805 |
| Advances to shareholders | | 1,350 | | 0 |
| | | | | |
| Total Assets | $ | 3,397 | $ | 2,805 |
| | | | | |
| LIABILITIES AND STOCKHOLDERS' EQUITY | | | | |
| | | | | |
| STOCKHOLDERS' EQUITY | | | | |
| | | | | |
| Common Stock; par value $0.0001, authorized 20,000,000 shares | | | | |
| issued and outstanding 7,437,500 shares as of December 31, 2018 | $ | 843 | $ | 743 |
| Additional paid-in capital | | 9,900 | | 0 |
| Additional paid-in capital - SAFEs | | 205,000 | | 185,000 |
| Retained earnings | | (212,346) | | (182,938) |
| | | | | |
| Total Stockholders' Equity | | 3,397 | | 2,805 |
| | | | | |
| Total Liabilities and Stockholders' Equity | $ | 3,397 | $ | 2,805 |


**EVENT HOLLOW, INC.**
**STATEMENT OF OPERATIONS**
**For Period March 20, 2018 (Inception) to December 31, 2018**
**And the Year Ended December 31, 2019**
**(Unaudited)**


|  | 2019 | 2018 |
|---|---|---|
| Revenues | $ 32,918 | $ 0 |
| Cost of Sales | 1,547 | 0 |
| Gross Profit | 31,371 | 0 |
|  |  |  |
| Operating expenses |  |  |
| General and administrative | 54,656 | 93,751 |
| Legal and professional | 967 | 83,089 |
| Sales and marketing | 5,156 | 6,098 |
| Total operating expenses | 60,779 | 182,938 |
|  |  |  |
| Net Income | $ (29,408) | $ (182,938) |

**EVENT HOLLOW, INC.**
**STATEMENT OF STOCKHOLDERS' EQUITY**
**For Period March 20, 2018 (Inception) to December 31, 2018**
**And the Year Ended December 31, 2019**
**(Unaudited)**

| | Common Stock | | Additional Paid-In Capital | Additional Paid-In Capital - SAFEs | Retained Earnings | Total Stockholders' Equity |
|---|---|---|---|---|---|---|
| | Shares | Par Value | | | | |
| Balance as of December 5, 2018 (Inception) | 0 | $ 0 | $ 0 | $ 0 | $ 0 | $ 0 |
| Issuance of common stock | 7,437,500 | 743 | 0 | 0 | 0 | 743 |
| Issuance of SAFEs | 0 | 0 | 0 | 185,000 | 0 | 185,000 |
| Net Income (Loss) | 0 | 0 | 0 | 0 | (182,938) | (182,938) |
| Balance as of December 31, 2018 | 7,437,500 | 743 | 0 | 185,000 | (182,938) | 2,805 |
| Issuance of common stock | 1,000,000 | 100 | 9,900 | 0 | 0 | 10,000 |
| Issuance of SAFs | 0 | 0 | 0 | 20,000 | 0 | 20,000 |
| Net Income (Loss) | 0 | 0 | 0 | 0 | (29,408) | (29,408) |
| Balance as of December 31, 2019 | 8,437,500 | $ 843 | $ 9,900 | $ 205,000 | $ (212,346) | $ 3,397 |

# EVENT HOLLOW, INC.
## STATEMENT OF CASH FLOWS
### For Period March 20, 2018 (Inception) to December 31, 2018
### And the Year Ended December 31, 2019
### (Unaudited)

|  | 2019 | 2018 |
|---|---|---|
| **Operating Activities** |  |  |
| Net Income (Loss) | $ (29,408) | $ (182,938) |
|  |  |  |
| Net cash used in operating activities | (29,408) | (182,938) |
|  |  |  |
| **Investing Activities** |  |  |
| Advances to shareholders given | (1,350) | 0 |
|  |  |  |
| Net cash used by investing activities | (1,350) | 0 |
|  |  |  |
| **Financing Activities** |  |  |
| Issuance of common stock | 10,000 | 743 |
| Issuance of SAFEs | 20,000 | 185,000 |
|  |  |  |
| Net cash provided byfinancing activities | 30,000 | 185,743 |
|  |  |  |
| Net change in cash and cash equivalents | (758) | 2,805 |
|  |  |  |
| Cash and cash equivalents at beginning of period | 2,805 | 0 |
| Cash and cash equivalents at end of period | $ 2,047 | $ 2,805 |

**EVENT HOLLOW, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**AS OF DECEMBER 31, 2019 AND 2018**

NOTE 1 – NATURE OF OPERATIONS

EVENT HOLLOW, INC. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on December 5, 2018. The Company was converted from an LLC that was originally organized in California on March 20, 2018, under the name of Event Hollow, LLC. The Company connects people who are planning a wedding to vendors in the Company's network. The Company's headquarters are in Oakley, California. The company began operations in 2018 and began incurring expenses in 2018.

Since Inception, the Company has relied on the issuance of SAFEs to fund its operations. As of December 31, 2018, the Company had an accumulated deficit and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 8). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $2,047 and $2,805 of cash on hand, respectively.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2019 as the Company did not have any fixed assets as of December 31, 2019.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2019 as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2019. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2019, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by collecting payments for wedding services on their website. The Company's payments are generally collected upfront.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2019 and 2018 the Company had no accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – RELATED PARTY

The Company has given advances to shareholders totaling $1,350 as of December 31, 2019.

NOTE 4 – INCOME TAX PROVISION

The Company has filed its income tax return for the period ended December 31, 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 5 – STOCKHOLDERS' EQUITY (DEFICIT)

The Company has the following classes of equity outstanding:

Common Stock

The Company has authorized 20,000,000 shares of common stock, par value $0.0001. The Company has 8,437,500 and 7,437,500 shares issued and outstanding as of December 31, 2019 and 2018, respectively.

SAFEs

In 2018 the Company issued $185,000 in Simple Agreements for Future Equity ("SAFEs"). SAFEs totaling $150,000 are automatically convertible into common stock on the completion of a bona-fide transaction in which the Company issues and sells Preferred Stock ("Qualified Financing"). The SAFEs will convert into the purchase price divided by the quotient of a pre-money valuation of $2,500,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes.

In 2019 the Company issued $20,000 in Simple Agreements for Future Equity ("SAFEs"). The SAFEs are automatically convertible into common stock on the completion of a Qualified Financing. The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $3,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes.

NOTE 6 – STOCK BASED COMPENSATION

The Company has a 2018 stock compensation plan (the "Plan") which permits the grant or option of shares to its employees for up to 1,562,000 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards generally vest over 4 years. As of December 31, 2019 the Company has not issued any shares under the Plan.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis.  The Company began operation in 2018 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations.  The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $107,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $107,000 maximum. The Company must receive commitments from investors totaling the minimum amount by October 1, 2020 (the "Offering Deadline") in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

COVID 19

In December 2019, a novel strain of coronavirus was reported to have surfaced in China. While the disruption is currently expected to be temporary, there is considerable uncertainty around the duration. Therefore, while the Company expects this matter to negatively impact its operating results, the related financial impact and duration cannot be reasonably estimated at this time.

Management's Evaluation

Management has evaluated subsequent events through April 24, 2020, the date the financial statements were available  to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

**EXHIBIT D**
*Offering Page found on Intermediary's Portal.*



| | |
|---|---|
| **Company Name** | Event Hollow |
| **Logo** |  |
| **Headline** | Curate, book and finance your wedding |
| **Cover photo** |  |

| Hero Image |  |
|---|---|

| Tags | Female Founders, B2C, Marketplaces, B2B, Minority Founders |
|---|---|

| Pitch text | **Summary** |
|---|---|

- First platform to enable instant transactions for wedding services
- Integrated wedding financing
- Couples-to-vendors matching algorithm based on style and availability
- We have curated 350+ vendors in our Bay Area network
- 250+ active users
- Featured in Season 3 of Meet the Drapers
- Lead by women and minority founders

**Problem**

# Planning a wedding is stressful and expensive.



## The average couple spends double their initial budget.

## Couples have to manage dozens of
- contracts
- companies
- payment plans
- and communication...

## ...on their own with no formal third party.

Planning a wedding can be one of the biggest sources of anxiety and stress a couple may face — and it happens right at the beginning of their marriage. Couples regularly spend 2X their wedding budget on event expenses due to the lack of transparency of pricing, services, and quality in the deeply inefficient wedding industry.

On average, couples have to read through 67 contracts to plan a single wedding. This creates stress for couples and slows down the process for vendors.

This causes unnecessary stress and burnout for all parties involved — all to plan what's meant to be one of the most joyous and happy events in a couple's new life together.


Wedding vendors last an average of 5 years in business before burning out or failing.
They spend over $10,000 a year in advertising solutions that yield a 1 in 30 success rate.
Each lead takes 6 hours to qualify and close, or lose.

### Solution

## The first e-commerce marketplace for planning a wedding.

Event Hollow is the only wedding platform that enables couples to view pricing, availability, *filter by style*, then book and pay for all their wedding vendors in one place.

- **Match couples with curated wedding vendors based on *style*.**
- **Provide transparent pricing for all wedding services.**
- **Standardized wedding packages that can be easily customized.**
- **Integrate vendor calendars (so you can see who is available for your date).**
- **Enable instant online booking.**
- **Have customers sign only one contract.**
- **Offer wedding financing.**



Event Hollow has solved the difficult contract process for both vendors and couples. Our two-sided marketplace has full pricing transparency, a streamlined pairing and hiring process, simple payment and financing, and one contract to review and sign.

With Event Hollow, the couple can estimate the entire cost of their wedding with no commitment to vendors. They can dynamically and instantly create customized wedding packages across all service categories, with only the best local vendors.

## Package options

The budget is an important part of just about every wedding. We've made it really easy to choose from a range of standardized packages and then customize those to meet your needs.

*pick your package*



Wedding Floral | Elopement Floral

### Floral 1

**Intimate Wedding Floral**

- Bride's bouquet
- Groom's boutonniere
- 1 bridesmaid bouquet
- 1 groomsman boutonniere
- Sweetheart table floral

more...

$2,500

Select

### Floral 2

**Simple Wedding Floral** Includes:

- Bride's bouquet
- Groom's boutonniere
- 2 bridesmaid bouquets
- 2 groomsman boutonniere
- Sweetheart table floral

more...

$3,000

Select

### Floral 3

Medium-sized Wedding Floral

- Bride's bouquet
- Groom's boutonniere
- 2 bridesmaids bouquets
- 2 groomsmen boutonnieres

more...

$3,800

Select

Most Popular

### Floral 4

Premium Wedding Floral

- Bride's bouquet
- Groom's boutonniere
- 3 bridesmaids bouquets
- 3 groomsmen boutonnieres

more...

$4,500

Select

* Tax and service are included in price where applicable.

## What customers can book

All Event Hollow wedding vendors have been curated based on the quality of their work.



**Bartenders**
**Cake makers**
**Calligraphers**
**Caterers**
**DJs**
**Dessert Makers**
**Floral Designers**
**Hair Stylists**
**Invitation Designers**
**Makeup Artists**
**Musicians**
**Officiants**
**Photo Booths**
**Photographers**
**Planners**
**Sign Artists**
**Videographers**

***Venues, Rentals, and Attire coming soon***

## Choose a pro

Once you've determined what specific services you want and you've customized the package to meet your needs, it's time to choose a pro. You already know how much you're paying, now it's time to choose who you want to work with.

We've made it super easy to check out vendors that have been selected based on the results of your style quiz.



pick your pro
COTTON & OAK
EVENTS · DESIGN · STYLE
Cotton & Oak
Cotton and Oak is a full-service wedding and event planning company with an emphasis on design and logistics. At the end of the day, we live to exceed our client's expectations and make this the best day of their lives, but what's even more important is how our clients feel during the planning process.
see details...
Select
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EVENTS | FLORISTRY | LOFT
Sam & Syd
Sam & Syd is inspired first by the friendship between Samantha and her cousin Sydney. Sydney's sudden passing in 2011, as well as the legacy she left, spurred Sam into making the jump and seizing her dream in creative entrepreneurship. With the soon welcome of Sam's first child, fondly named after her
see details...
Select
Add to Favorites
Small Shindigs
EVENT PLANNING & COORDINATION
Small Shindigs
Hi, I'm Sarah! Over the years I've worked in industries including hospitality, the arts, and tech. While the types of events have varied, the common thread has always been the people. Small Shindigs was created out of a desire to bring people together and I believe that intimate gatherings foster the best connections.
see details...
Select
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You can click into each pro's profile page to see their Instagram, Pinterest, and learn more about them. You can even set up a call before you book them.


Blue Daphne Events & Floral Design
About
Portfolio
Reviews
Blue Daphne
EVENTS & FLORAL DESIGN
BOOK A CALL
Our style is cultured; a combination of European textural focus with a love for Bohemian backdrops and appreciation for vintage industrial structures. Inspired by classic literature, our brand is infused with French garden fancy and worldly romanticism. Floral design is our passion and gift, while planning our events is how we implement our style and expertise. We truly come to know and love our clients through this beautiful and exciting process of planning out every special detail and complimenting our design with noteworthy floral elements.
Specializes in:
Dynamic, Rustic & Warm
Soft, Light & Timeless
Authentic, Modern & Muted
Live Instagram Feed:
Save

## Event Hollow gives users flexible payment options.

Even with a budget, there's no escaping the fact that weddings are expensive. That's why we've made it extremely easy to see how much your wedding will cost before you've even made a single purchase.

When you're ready to pay, you've chosen a package and a pro, you can check out and pay without ever having to leave Event Hollow. Even better, You can choose if you want to pay 100% now or 50% now and 50% once services are rendered. Or you can finance all or part of your booking and pay over time.


pay in full
Save 5%
$9,025 Due Today
PayPal
Debit or Credit Card
half now/half later
$4,750 Due Today
$4,750 Due 05/31/20
30 Days Before Wedding
PayPal
Debit or Credit Card
finance your wedding
No interest if paid in full in 6 months
PayPal CREDIT

With an Event Hollow wedding, you have transparency in pricing, efficiency for booking curated quality pros, and peace of mind knowing Event Hollow has your back every step of the way.

### Product

## Integrating the wedding planning process

### Curated Vendor Network

Our vendors are hand-selected by the top Bay Area wedding planners and are vetted by Event Hollow to provide top-tier service.

### Wedding Planning Concierge

Our professional concierge service guides clients through the entire planning process and gives them full disclosure for every price tag. Every payment comes with a 100% money-back guarantee, so it's risk-free and easy event planning, all in one place.

### Wedding Financing

We give complete financial flexibility. Choose a payment plan and have the option of financing your entire event.

### Instant Booking

All vendor calendars are integrated into the platform, making vendor-availability for your date known instantly. Couples can book tastings and interviews with any vendor before booking them, or book them instantly.

### Intelligent Pairing

We have designed an algorithm that pairs couples to vendors based on the results of a wedding style quiz they take on the platform.

### Transparent Pricing

We offer fully disclosed pricing in all vendor categories. Build a custom proposal without sending a single email.

### Only Sign One Contract

Gone are the days of reviewing and negotiating dozens of contracts. Our legal team has designed a master contract for all vendor categories, that protects everyone involved, that only requires one signature.

### Traction

## 300+ vendors in the Bay Area

The curated network consists of over 300 strictly-vetted, high-quality wedding vendors located in the Bay Area, California — one of the most popular places in the world to get married.

## 150+ active users with carts totaling $500k pre-launch

**Customers**

# Couples are saying "I do" to Event Hollow

We are launching to engaged couples in the Bay Area. We have over 150 couples planning their weddings with over $500k in their carts pre-launch.

*"The wedding industry has been craving this platform since I started photographing weddings in 2010. Couples are truly overwhelmed when it comes to knowing which vendors to trust in a highly saturated market. They also are starting to pay for weddings on their own and really appreciate the option to make convenient payments on their big day.*

*Partnering with Event Hollow to deal with the minutiae of business frees me to focus on my strengths rather than the often monotonous task of marketing, admin and contract negotiations. It levels the playing field for those of us who have experience and proven continued customer satisfaction through the years. When that happens, the client is able to focus on what they like about us, our style and personality.*

 *The wedding industry has sorely needed a vetting system—both for clients and professionals. How many horror stories have been told about photographers who don't show up or planners who are unresponsive? When those stories go viral it creates an atmosphere of fear and distrust in the mind of our clients and this affects everyone, from the client to the photographer to the planner. My clients can rest assured that I have been vetted as well as any other Event Hollow professionals they choose. Peace of mind is invaluable."*

*-Nicole Di'Giorgio | Sweetness & Light Photography*

*"As a wedding planner, it is vital that the team of vendors that get to collaborate on a single wedding work beautifully together and with this platform all the guesswork of figuring out if we'll be a good match is taken away because we're already pre-vetted and categorized based on our specialties and aesthetic preferences. What an amazing thing - and serious time-saver on a wedding planner's side of things!*

*The wedding industry has truly been struggling to find a platform like this one, that not only streamline funnels more clients to our creative small businesses but also helps support and build a sense of community that actually cares about the success of one another. It's a refreshing new tool that I am so excited to be a part of; it's precisely the thing my business (all our businesses, really) needs."*

*- Katie Laines | Katie Laines design + coordination*

*"Event Hollow has succeeded in breaking through what has traditionally been an antiquated, frustrating and sometimes nerve-racking process of wedding planning. Couples can now select, book and finance everything associated with their special day via an intuitive, highly interactive platform that brings couples and creative providers together in a seamless way. What's more, the Event Hollow user experience mimics the deep and valuable interactions a coupe gets when working with first-rate wedding planners — all the while being easy, fast and affordable."*

*-Greg White | Partner, COO, Sway Ventures.*

## High-quality businesses in the wedding industry are applying to our network and engaging in our community

We are launching with over 300 bay area industry partners and we currently have over 100 vendors waitlisted in Southern California and Oregon.

**Business Model**

# 20% for each service booked



**services price tag range:**

**$100-$15k + customizations**

**average price tag:**

**$4k**

**average transaction:**

**3 services per transaction = $12k**

**average revenue per transaction**

**$2400**

**Revenue Projections**

**$171M** *flow thru*

**$42.7M revenue**

**California Market**
- 465 EH vendors
- 369 weddings

**West Coast Market**
- 1394 EH vendors
- 846 weddings

**U.S. Major Cities**
- 7135 EH vendors
- 3173 weddings


$7.2M flow thru
$1.8 M revenue
$30.1M flow thru
$7.2M revenue
Year 1
Year 2
Year 3

**Market**


$2T
global TAM
• weddings
• social events
• corporate events
$100B
U.S. wedding market
$2.5B
CA Bay Area wedding market
2.2M couples get married every year in the U.S.
65,000 couples get married every year in San Francisco.

**Trends**

- 80% of wedding planning is conducted online.
- 35% of brides are buying their attire online.
- 30% of brides are building Pinterest boards for wedding style inspiration.
- Americans are paying double their expected budget. Couples, on average, expect to pay $20,000 but end up spending roughly $40,000.

(All trend statistics pulled from The Wedding Report - 2019 license)

**Competition**



| | Local Vendor Search | Inspiration Resource | Integrated Calendars | Book Vendors, Transaction | Curated Vendor Network | Intelligent Pairing | Sign One Contract | Wedding Financing |
|---|---|---|---|---|---|---|---|---|
| EVENT HOLLOW | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ |
| ZOLA WEDDING REGISTRY | ✓ | ✓ | X | X | X | X | X | X |
| the knot | ✓ | ✓ | X | X | X | X | X | X |
| WEDDINGWIRE | ✓ | X | X | X | X | X | X | X |
| PARTYSLATE | ✓ | ✓ | X | X | X | X | X | X |
| Thumbtack | ✓ | X | X | X | X | X | X | X |
| Here Comes THE GUIDE | ✓ | X | X | X | X | X | X | X |

Prices, packages, and availability are not published on any of these websites. What if all that information was published? It is with Event Hollow.

- None of our competitors provide the option to purchase wedding services in an e-commerce user flow.
- None of our competitors offer wedding financing options. We offer wedding financing from day one through third-party lending partners.
- Unlike our competitors that provide thousands of wedding vendor options, we've chosen only the best, and use our intelligent pairing algorithm to match them with like-minded couples based on shared style.

**Vision**

# Becoming the go-to for all things event planning.

### Next steps

- Build deeper sophistication into our vendor/client style matching algorithm using AI and Machine Learning. Eventually we hope to make it possible to book entire teams, make budget suggestions, and more.
- Turn on our paid marketing on Facebook, Pinterest and Google.
- Build out our customer success offerings.

*We believe all of this will simplify the process of planning any event, making it easier to organize, budget and pay for.*

### Investors

Bootstrapped to date with investments from founders, friends, and family. Plus, we have over 65% of our Seed round committed or in the bank with:















X FACTOR VENTURES

SHATTER FUND

FOUNDERSPAD

Greg White of /sway ventures

KiwiTech™

Marc Blinder of AIKON®

YOU ;)

### Founders

Event Hollow executives have collectively planned over 600 weddings in the last 10 years.

***It is our mission to empower and serve both couples and wedding vendors through connection, education, inspiration, and human-kindness.***



Jen Edmon
Founder, CEO
Bay Area wedding planner and florist for 10 years, and industry expert consulting event professionals in business strategy, development and trends since 2015.
CONDÉ NAST
David Stone-Resneck
Co-Founder, CMO
Serial entrepreneur with 16 years of startup experience in marketing, operations and events.
bay ANGELS
greenteaspoon
remrise
Robert Sweeney
CTO
19 years of designing and building software solutions, applications and infrastructures.
Drift
DELL
springshot

















## Joey Bisagno

*CDO (Design)*

UX/UI Product Designer with over **12** years of experience experience leading teams and creating innovative products.







Robert Half® WELLS FARGO

## Danielle Correa

*Head of Customer Success*

**7** years experience in Wedding Venue and Banquet Catering Management. Expert in bride and vendor relations.





Legion THE CLUB AT RUBY HILL

## Advisors



### Shelly Kapoor Collins

Founding Partner at The Shatter Fund



SHATTER FUND

### Evie Smith

CEO at Rebellious PR



Rebellious.

### Greg White

Partner & COO at Sway Ventures



/sway ventures

### Leigh Goldstein

Marketplace Consultant



StubHub ebay

### Mike Rogers

CEO at The Revenue Group



The Revenue Group

### Marc Blinder

CEO at Aikon

AIKON.

**Team**



| | | | |
|---|---|---|---|
| | Jen Edmon | Founder & CEO | Founder and CEO of Event Hollow | Bay Area wedding planner and florist for 10 years, and industry expert consulting event professionals in business strategy, development, and trends since 2015. |
| | David Stone-Resneck | Co-founder, CMO | |
| | Joey Bisagno | CDO (Design & UX/UI) | |
| | Robert Sweeney | CTO | |
| | Danielle Correa | Head of Customer Success | |
| | Jose Buelto | Marketing & Data Analyst | |

**Perks**

| | |
|---|---|
| **$100** | Event Hollow tee shirt |
| **$500** | EH logo Shinola moleskin notebook Event Hollow tee shirt |
| **$1,000** | Your name on the Investors page of the Event Hollow website EH logo Shinola moleskin notebook Event Hollow tee shirt |
| **$5,000** | Event Hollow Patagonia Jacket Your name on the Investors page of the Event Hollow website EH logo Shinola moleskin notebook Event Hollow tee shirt |
| **$10,000** | A party in your honor at our office streamed live on instagram An invitation for 2 to the Event Hollow launch party Event Hollow Patagonia Jacket Your name on the Investors page of the Event Hollow website EH logo Shinola moleskin notebook Event Hollow tee shirt |
| **$25,000** | Invitation for life to EH annual holiday party A parade in your honor around the block of our office streamed live on instagram. An invitation for 2 to the Event Hollow Launch Party Event Hollow Patagonia Jacket Your name on the Investors page of the Event Hollow website EH logo Shinola moleskin notebook Event Hollow tee shirt |

**FAQ**

| | |
|---|---|
| **How do I earn a return?** | We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here. |

**EXHIBIT E**

*Form of Security*

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

**EVENT HOLLOW, INC.**

**Crowd SAFE**
**(Crowdfunding Simple Agreement for Future Equity)**

**Series 2020**

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2020 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Event Hollow, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $6,000,000.

See Section 2 for certain additional defined terms.

**1. *Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(ii)     If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)     **Liquidity Event**.

(i)     If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)     If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

If the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c)     **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)     **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

## 2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

> (i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

> (ii) Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

> (iii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

**3.  *Company Representations***

(a)     The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)     The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company.  This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.  To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)     The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)     No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)     The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument.  All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)     The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)     The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h )    The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4.  *Investor Representations*

(a)     The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder.  This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)     The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act.  The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)     The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)     The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)　　The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)　　The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)　　The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)　　The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)　　If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)　　If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)     The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)     The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

**5. *Transfer Restrictions*.**

(a)     The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)     The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto.  The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)     In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS

AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

## 6. *Miscellaneous*

(a) The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)     Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)     Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)     The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)     Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)     In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)     All securities issued under this instrument may be issued in whole or fractional parts.

(h)     All rights and obligations hereunder will be governed by the laws of the State of California, without regard to the conflicts of law provisions of such jurisdiction.

(i)     Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be San Francisco, California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)      In the event the Investor, together with its affiliates, purchases one or more Crowd SAFEs with an aggregate Purchase Amount equal to or exceeding $25,000 (a "**Major Investor**"), the Company shall provide the Investor with at least ten (10) business days prior written notice of the First Equity Financing, including the price and terms thereof. The Major Investor shall have a right to convert, in its sole discretion, any Crowd SAFEs then held by the Major Investor upon the closing of the First Equity Financing into a number of shares of the CF Shadow Series of Capital Stock in accordance with Section 1(a). For the avoidance of doubt, this clause shall only apply to the Purchase Amount from the current Offering of the Company's Capital Stock and will not be integrated with any previous offerings of the Company's Units.

(k)      In the event the Investor, together with its affiliates, purchases one or more Crowd SAFEs with an aggregate Purchase Amount equal to or exceeding $25,000.00 (a "**Major Investor**"), the Company shall provide the Investor with at least ten (10) business days prior written notice ("**Notice**") including the price and terms thereof of the First Equity Financing consisting of any new equity securities other than Excluded Securities (such Securities other than Excluded Securities the "**New Securities)**. The Investor shall have the right, upon Notice from the Company, within ten (10) days following receipt of the Notice, whether such Notice is provided before or after the issuance (the "**Exercise Period**"), to elect to subscribe for, at the price and on the terms stated in the Notice, such number of New Securities equal to the product obtained by multiplying the number of New Securities (calculated on an as-converted basis) by a fraction, the numerator of which is the Common Stock (calculated on an as-converted basis) held by the Investor on the date of such Notice (and prior to the issuance) and the denominator of which is the total number of Common Stock (calculated on an as-converted basis) issued and outstanding on the date of such Notice (and prior to the issuance); provided, however, the denominator shall not include shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company. If all or any portion of the New Securities are not subscribed to by the Investor as described above, then the Company may, at its election, during a period of thirty (30) days following the expiration of the Exercise Period, issue the remaining New Securities to other parties at a price and upon terms not more favorable than those stated in such Notice. In the event the Company has not issued the New Securities within such thirty (30) day period, the Company shall not thereafter issue any New Securities without first offering such securities to the Investor in the manner provided in this clause. Failure by the Investor to exercise its option to subscribe with respect to one offering and issuance of New Securities shall not affect its option to subscribe for equity securities in any subsequent offering and issuance. This clause shall not apply to "**Excluded Securities**" issued by the Company which shall mean (i) securities issued as a dividend or distribution on outstanding securities, (ii) securities issued upon conversion or exercise of outstanding securities, (iii) securities issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's Board of Directors, (iv) securities issued pursuant to the acquisition of another corporation or its assets by the Company, or (v) up to one million dollars ($1,000,000) in securities issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

*(Signature page follows)*

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

**EVENT HOLLOW, INC.**
By:
Name:
Title:
Address:
Email:


**INVESTOR:**
By:
Name:

**Exhibit A – CF Shadow Share Proxy**


**Irrevocable Proxy**


Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated $crowd_safe_date$ between Event Hollow, Inc., a Delaware corporation (the "***Company***") and $investor_name$ ("***Stockholder***"). In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC dba "Republic" (the "***Intermediary***") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1)  **Grant of Irrevocable Proxy**.

    a)  With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.
    b)  The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of the this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.
    c)  This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2)  **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3)  **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

    a)  The Stockholder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b)  The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4)  **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5)  **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6)  **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7)  **Assignment**.

    a)  In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
    b)  The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8)  **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.


**INVESTOR:**                                    **INTERMEDIARY:**

By:                                              By:
Name:                                            Name: Authorized Signatory, OpenDeal Portal
                                                 LLC d/b/a Republic
Date                                             Date

**EXHIBIT F**

*Video Transcript*

Event Hollow has modernized wedding planning, making it possible to plan arguably the most complex life event in one hour.

Event Hollow has done an amazing job of creating a quiz that nails your style. It helps us identify your style and then we'll match professionals to you. So we'll make it as simple and as easy and seamless as possible. We match brides with potential vendors. For date availability and standardized pricing and packages. Make the whole shopping process simpler.

I'm Jen Edmon, founder and CEO of Event Hollow, a marketplace that's here to fix the deeply inefficient wedding industry. This is the only marketplace in the wedding industry that allows you to shop for vendors, customize the services to your needs, book them instantly manage them all under one contract and finance your wedding. Short to long-term payment options are now options.

You don't have to spend all this time reading contracts because it's all under one contract. That simplifies things a lot. Like a lot.

Couples are left to navigate an entire industry that is completely foreign to them. The tools available only go as far as search, like Yelp or Google. You can find thousands of vendors but to find the right vendor that's available for your date and it's within your budget and style is virtually impossible. Planning a wedding is often looked at as one of the most stressful times in a person's life and at the end you still want to be happy and love the person you're marrying.

As a wedding planner, floral designer and entrepreneur based in San Francisco for the last decade, I have seen the pains that wedding planning has had on my clients and I wanted to help them and my fellow vendors in a bigger way. We designed this curated network to help couples focus on the experience without having to worry about quality or guess the numbers. And as wedding pros we work over 49 hours a week and only 16 of those hours are actually spent at weddings. The remaining time is spaces management and lead chasing. DJs, photographers, caterers, hair and makeup artists. These are all small business owners that are carrying the weight of a $2 trillion industry with no supports and no one to bridge the gap between consumers and creatives.

The best part about planning a wedding is doing the cake tasting. There's no doubt about that but outside of that, the process is incredibly painful, right? You've got to run down different vendors. You've got to find professionals that match your style. You've got to negotiate separate contracts with those professionals and then you've got to cross your fingers and hope that they show up on the day and that they're reliable. And with Event Hollow, we step in and take care of that for you and you can actually jump on our platform, fill out a quiz, identify your style and then we'll match professionals to you.

It's super easy. You have one payment that pays everyone as well as one contract. And all your costs would funnel right back to a single billing points.

Everybody is priced the same for all of these base costs and each vendor can upsell themselves by showing all the cool things that make them unique. It's actually forcing you to not pay attention so much to the price and encourage you to look at the vendor you're hiring as a person. Really the packages and pricing thing is standardizing it as big and outrageous of an idea as it is. It is what is going to make the entire process of planning a wedding so much simpler.

Being married to a hairstylist and someone in the industry, I've really experienced firsthand the pain that some of our vendors go through, right? Which is a lot of the admin work. It's the following up with clients and collecting payment. And one thing that really excites me about our platform is that we take that burden off of our creative professionals.

Event Hollow frees up so much of their time so people could do more of what they love and less of all the stuff that nobody likes.

By simplifying the shopping process and service-based industries, we are productizing it and stabilizing an unpredictable market that lacks transparency.

Now through Event Hollow, you can do it all in one click and you can get matched. And that is something that not only the brides, but also the husbands appreciate. Now you can save time and cost by booking everything in one place through Event Hollow.

I would like to imagine in five years how people talk about like a Michelin starred restaurant. It's not like, "Oh, it was really good and here's how good it was." It's like, "Oh, this was an Event Hollow wedding."

The days of planning your wedding over the course of the year are ending. With event hollow, you can actually plan your entire wedding in an hour.